FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated November 10, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-131369 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933. For purposes of such incorporation by reference, this Report on Form 6-K shall be deemed to supersede the Report on Form 6-K filed on November 3, 2009.

This Report comprises the following:

1.  Registrant’s amended Interim Report for the third quarter of 2009.

2.  Reconciliation of Adjusted Operating Profit (Core Earnings) to Operating Profit (attached as Exhibit 99.1 herto).

3.  Table of unaudited consolidated capitalization of the Registrant at September 30, 2009 (attached as Exhibit 99.2 herto).

The Registrant previously filed its Interim Report for the third quarter of 2009 on Form 6-K (on November 3, 2009). Today the Registrant amended its report solely by substituting “acquisition cost” for “book value” in reference to the cost of the stock of Swedbank AB held by the Registrant in two places in the report (on pages 12 and 32 of the amended report). The amended Interim Report for the third quarter of 2009 is included in this report on Form 6-K.

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 10, 2009

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

3

Interim Report January – September 2009

SEK: 3/2009

Record volumes to the Swedish export industry

First nine months of 2009

•                  The volume of new customer financing amounted to Skr 84.0 billion in the nine months ended September 30, 2009 (9M08: Skr 41.2 billion)

•                  The volume of outstanding offers for new credits as of September 30, 2009, amounted to Skr 117.0 billion (Y-e: Skr 27.4 billion)

•                  New borrowing amounted to Skr 91.0 billion in the nine months ended September 30, 2009 (9M08: Skr 68.1 billion)

•                  Operating profit (IFRS) for the nine months ended September 30, 2009, amounted to Skr 1,674.8 million (9M08: Skr 376.8 million)

•                  Adjusted operating profit (Core Earnings) for the nine months ended September 30, 2009, amounted to Skr 1,262.2 million (9M08: Skr 464.0 million)

Third quarter of 2009

•                  The volume of new customer financing amounted to Skr 25.7 billion in the third quarter (3Q08: Skr 10.5 billion)

•                  Operating profit (IFRS) amounted to Skr 319.0 million in the third quarter (3Q08: Skr -36.5 million)

•                  Adjusted operating profit (Core Earnings) amounted to Skr 344.2 million in the third quarter (3Q08: Skr 82.8 million)

Download the report at www.sek.se

Additional information about SEK, including
investor presentations and the Annual Report
for 2008, is available at www.sek.se

Publication of financial information

Year-end report for 2009, February 4, 2010

SEK’s mission

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions for export and infrastructure on market terms. SEK encourages the development of Swedish industry and engages in financial activities both at home and abroad. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

					Restated				Restated
	July - Sep,		April - June,		July - Sep,		Jan - Sep,		Jan - Sep,		Jan - Dec,		Jan - Sep,
	2009		2009		2008 (a)		2009		2008 (a)		2008		2009
(Amounts (other than %) in mn)	Skr		Skr		Skr		Skr		Skr		Skr		USD (7)

Results
Operating profit (IFRS) (1)	319.0		988.2		-36.5		1,674.8		376.8		185.2		239
Pre-tax return on equity (IFRS) (2)	12.3%		38.0%		Neg.		21.5%		10.9%		3.9%		21.5%
After-tax return on equity (IFRS) (2)	9.0%		28.0%		Neg.		15.8%		7.8%		2.8%		15.8%

Adjusted operating profit (Core Earnings) (3)	344.2		440.3		82.8		1,262.2		464.0		833.9		180
Pre-tax return on equity (Core Earnings) (2)	12.8%		16.4%		7.3%		15.6%		13.6%		17.5%		15.6%
After-tax return on equity (Core Earnings) (2)	9.4%		12.1%		5.2%		11.5%		9.8%		12.6%		11.5%

Customer operations
New customer financing (4)	25,711		36,466		10,478		84,006		41,242		64,890		11,988
of which offers for new credits accepted by borrowers (4)	25,711		36,316		9,707		83,296		40,244		63,591		11,887
Credits, outstanding and undisbursed (4), (5)	203,379		202,392		149,453		203,379		149,453		180,109		29,023

Borrowing
New long-term borrowings (6)	42,543		31,856		16,295		90,951		68,076		86,136		11,929
Outstanding senior debt	317,146		316,187		281,607		317,146		281,607		309,468		45,258
Outstanding subordinated debt	3,264		3,462		3,312		3,264		3,312		3,324		466

Total assets	368,159		367,397		326,324		368,159		326,324		370,014		52,538

Capital
Capital adequacy ratio, including Basel I based additional requirements	18,0	%(9)	18.9	%(9)	9,4	%(9)	18,0	%(9)	9,4	%(9)	15.5	%(9)	18,0	%(9)
Capital adequacy ratio, excluding Basel I based additional requirements	19,8	%(8)	22.4	%(8)	15,4	%(8)	19,8	%(8)	15,4	%(8)	21.4	%(8)	19,8	%(8)
Adjusted capital ratio adequacy, excluding Basel I based additional requirements	20,7	%(8)	23.3	%(8)	16,5	%(8)	20,7	%(8)	16,5	%(8)	22.3	%(8)	20,7	%(8)

(a) See Note 1.

The notes that the footnote markers in the above table refer to are contained  in Supplemental Information.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relates to the Consolidated Group. The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions amounts refer to those as at September 30 or December 31, as the case may be, and in matters concerning flows, amounts refer to the nine-month period ended on September 30 or to the twelve-month period which ended on December 31, or to the three-month periods ended September 30 or June 30, as the case may be. Amounts within parentheses refer to the same date (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

AB Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Statement by the President

The export industry’s need for financing remains strong

The Swedish export industry’s need for long-term financing remains very strong. The high demand for financing from businesses and the lack of financing options means that SEK’s role as trusted provider of financial solutions has never been more important. SEK has thus strengthened its market position in 2009. The volume of new customer financing for the first nine months of the year was Skr 84,0 billion, which is Skr 19,1 billion more than the total volume for 2008.

Since the financial system has been suffering from a lack of liquidity and risk capital, which affects the willingness to provide credit, effective coordination within the financial system is extremely important. SEK will continue its work to improve cooperation with participants in the financial system to provide even better support for Swedish exporters and to increase their international competitiveness.

SEK has been able to meet customers’ financing needs entirely through its own borrowing. During the period SEK has successfully issued debt on the public capital markets and issued a number of benchmark bonds in Euro, USD and Japanese Yen. SEK has also used the capital injection received by the Swedish Government in late 2008 to increase volumes more than what would otherwise been the case. The concentration of internal and external resources that was conducted during 2008 to enable fast and targeted action for the Swedish export industry has received considerable effect. Also the state supported export credit system, CIRR, has been more important than ever for the Swedish export industry.

SEK’s business model is conservative, with a low level of risk and high liquidity, so that we are able to provide financial solutions to Swedish business even during difficult times. This means that SEK normally does better in difficult times, and this has been the case during the current financial crisis. These earnings represent SEK’s best ever result. Operating profit (IFRS) amounted to Skr 1,674.8 million for the first nine months of the year, an increase of Skr 1,298.0 million compared to the same period in 2008. Adjusted operating profit (core earnings) amounted to Skr 1,262.2 million, compared with Skr 464.0 million for the first nine months of 2008.

Peter Yngwe
President

Record high lending to the export industry

The Swedish export industry’s demand for financing solutions remains very strong, and this has contributed to very high lending volumes for SEK. The volume of new customer financing solutions increased by 104 percent in the first nine months of the year, and SEK’s role as a stable partner for the Swedish export remains important.

SEK remains a reliable provider of financial solutions for the Swedish export industry. The volume of new customer financing solutions was a record Skr 84.0 billion for the period January through September. That represents an increase of Skr 42.8 billion on the same period last year and is Skr 19.1 billion more than total lending for the whole of 2008. The volume of new customer financing in the third quarter amounted to Skr 25.7 billion, which was an increase of 145 percent on the same period in 2008.

The volume of outstanding and agreed unpaid  credits amounted to Skr 203.4 billion at the end of the period, compared with Skr 180.1 billion at the end of 2008.

The total volume of outstanding offers for export credits amounted to Skr 117.0 billion at the end of the period, an increase of 327 percent compared with the end of 2008 due to increasing demand for export financing.

The considerable rise in lending volumes is mainly due to the large increases in export credits and lending to the corporate sector. During the third quarter new lending agreements for 13.0 billion were signed with borrowers based in countries such as Ukraine, Turkey, Japan, Italy, Tunisia, Costa Rica, Mexico and Indonesia. Export credits for the first nine months of the year totaled Skr 27.8 billion and other lending to the corporate sector amounted to Skr 35.2 billion. The increase in lending has been made within SEK’s conservative business model with a low level of risk.

New customer financing
(Skr billion)

	Jan-Sep, 2009		Jan-Sep, 2008

Lending for exporters	63.0		23.5
Of which Export credits	27.8		16.6
Lending to other corporates	0.7		1.5
Lending to the public sector	13.7	(2)	1.9
Lending to the financial sector	5.9		13.3
Syndicated customer transactions	0.7		1.0
Total	84.0	(1)	41.2

(1) Of which Skr 15.3 billion (9M 2008: Skr 2.4 billion) has not yet been disbursed.

(2) Principally short-term financing to Swedish municipalities, among other things as an alternative to short-term liquidity placement.

New customer financing by sector

(excluding syndicated customer transactions)

New customer financing

(Skr billion)

Successful borrowing in Europe and the U.S.

SEK’s funding operations continue to be successful. New borrowing for the first nine months of the year amounted to Skr 91 billion. The U.S. and European markets were the main contributors to these high volumes of borrowing.

SEK’s funding operations have been very active in the first nine months of the year. Total new borrowing for the nine-month period amounted to Skr 91.0 billion, which is an increase of Skr 22.9 billion compared to the same period in 2008. During the first nine months of 2009 SEK carried out a total of 474 separate borrowing transactions.

The European capital markets remained SEK’s largest and most important funding markets, accounting for 35 percent of SEK’s total new borrowing during the period. For example, during the period January to September, SEK issued 11 public Swiss franc bonds for a total of 1,250 million Swiss francs.

The U.S. market has also been successful for SEK, accounting for 26 percent of SEK’s total volume of new borrowing. In September SEK issued a 5-year USD 1.5 billion global benchmark bond. This was SEK’s largest dollar-denominated bond ever and its first global benchmark transaction in U.S. dollars since September 2007. The bond was received positively by investors from all over the world.

In July, SEK also issued a 3-year USD 500 million bond and in August it issued a 5-year USD 1 billion bond. Both were floating rate notes and were received positively on the international capital market.

The Swedish Government’s budget bill presented in September proposed an extension of SEK’s Skr 100 billion credit facility, which the Swedish Government and parliament provided SEK at the start of 2009. Owing to its high volumes of borrowing and its good liquidity, however, SEK has been able to cover its customers’ significantly higher demand for financing (as compared to 2008) without needing to use the credit facility. It therefore remains an untapped but important reserve.

Markets, nine months 2009

Products, nine months 2009

Comments to the consolidated financial accounts

Income statement and performance measurement

SEK discloses both operating profit (calculated in accordance with IFRS) and an adjusted measure of operating profit (that we refer to as our “Core Earnings”). Adjusted operating profit (Core Earnings) excludes from operating profit as calculated under IFRS that portion of our net results of financial transactions that arises from changes in the fair value of financial assets (other than held-for-trading securities), financial liabilities and related derivatives.

SEK presents its adjusted operating profit (Core Earnings) as a supplement to operating profit (IFRS), due to the fact that the calculation of operating profit (IFRS) requires SEK to mark-to-market positions even though they are economically hedged or SEK has the intention and ability to hold the relevant asset or liability to maturity. Adjusted operating profit (Core Earnings) does not reflect the mark-to-market valuation effects.

			Restated		Restated
	July-Sep,	April-June,	July-Sep,	Jan-Sep,	Jan-Sep,	Jan-Dec,
(Skr mn)	2009	2009	2008 (a)	2009	2008 (a)	2008
Operating profit (IFRS)	319.0	988.2	-36.5	1,674.8	376.8	185.2
Elimination for change in market valuation according to IFRS (Note 2)	25.2	-547.9	119.3	-412.6	87.2	648.7
Adjusted operating profit (Core Earnings)	344.2	440.3	82.8	1,262.2	464.0	833.9
After-tax return on equity (IFRS)	9.0%	28.0%	Neg.	15.8%	7.8%	2.8%
After-tax return on equity (Core Earnings)	9.4%	12.1%	5.2%	11.5%	9.8%	12.6%

(a)  See Note 1.

January-September 2009

Operating profit (IFRS)

Operating profit (IFRS) amounted to Skr 1,674.8 million (9M08: Skr 376.8 million), an increase of 344 percent. The increase in operating profit (IFRS) was mainly due to an increase in net results of financial transactions of Skr 780.4 million and an increase in net interest revenues of Skr 555.2 million, which were partially offset by increased administrative expenses.

Market valuation effects under IFRS

The net result from financial transactions includes unrealized changes in market valuations amounting to Skr 412.6 million (9M08: Skr -87.2 million). Changes in market valuations were mainly attributable to the changes in credit spreads on assets, which affected the unrealized value of the assets negatively at the height of the financial crisis but have now been reduced to levels prevailing before the financial crisis started. Furthermore has the unrealized undervalue of currency swaps, where SEK sells USD and buys EUR, decreased during the period.

Adjusted operating profit (Core Earnings)

Core Earnings amounted to Skr 1,262.2 million (9M08: Skr 464.0 million), an increase of 172 percent. The increase in Core Earnings was mainly related to an increase in net interest revenues of Skr 555.2 million and an increase in the net result of financial transactions by Skr 280.6 million, which was partially offset by increased administrative expenses.

Net profit for the period (after tax)

Net profit for the period (after tax) amounted to Skr 1,230.1 million (9M08: Skr 262.4 million).

Net interest revenues

Net interest revenues totaled Skr 1,535.5 million (9M08: Skr 980.3 million), an increase of 57 percent. The increase was mainly due to increased average margins but also reflected increased average volumes of debt-financed assets, particularly in the credit portfolio. The increase in equity that SEK received during December, 2008 also contributed positively to the increase in net interest revenues, by permitting new lending not supported by debt.

The average margin on debt-financed assets amounted to 0.53 percent (9M08: 0.42 percent), an increase of 26 percent. The increase in margin was primarily due to SEK having access to borrowing in US-dollars, to finance its credit and liquidity portfolio. The margins on currency swaps which in normal times are very modest, also contributed materially to net interest revenues. The contribution was mainly noted in the first half of 2009 (compared to the corresponding period in 2008, when the financial crisis had not yet deepened). Furthermore, SEK generated higher margins in its granting of credits during the financial crisis because premiums charged to borrowers for business risk were significantly higher than in the past.

The average volume of debt-financed assets amounted to Skr 313 billion during the first nine months of 2009, an increase of 21 percent over the same period last year (9M08: Skr 259 billion). The increase in volumes occurred mainly in the credit portfolio during the period, SEK was one of the few available sources of financing in the Swedish credit market during the early part of 2009. As is noted above, in December 2008, SEK received additional risk capital from its sole shareholder, the Swedish state, to assist Swedish export companies with financing.

Net results of financial transactions

Our net results of financial transactions totaled Skr 718.9 million in the first nine months of 2009 (9M08: Skr -61.5 million), of which Skr 306.3 million (9M08: Skr 25.7 million) related to realized changes in market valuation and currency exchange effects and Skr 412.6 million (9M08: Skr -87.2 million) related to unrealized changes in market valuation. The increase in realized changes in market valuation was primarily attributable to gains on the repurchase of our debt. The increase in unrealized market valuation was primarily attributable to the changes in credit spreads on assets, which affected the unrealized value of the assets negatively at the height of the financial crisis but have now been reduced to levels prevailing before the financial crisis started.  Furthermore has the unrealized undervalue of currency swaps, where SEK sells USD and buys EUR, decreased during the period.

Administrative expenses

Administrative expenses totaled Skr 309.6 million in the first nine months of 2009 (9M08: Skr 244.6 million). The increase reflects increased costs from our expanded business activities and the acquisition of Venantius, and those arising from costs to improve internal controls and streamline the financial statement closing process and valuation procedure. Administrative expenses include an accrual for the estimated cost of the employee incentive system for the nine-month period, equal to Skr 15.2 million (9M08: Skr 15.2 million). The employee incentive system is based on the adjusted operating profit (Core Earnings). Senior executives will not be covered by SEK’s incentive system

Impairment of financial assets

Net impairments of financial assets recorded in the first nine month of 2009 amounted to Skr 258.0 million (9M08: Skr 295.0 million). These write-downs consist mainly of provisions for expected losses on financial assets for which impairments had initially been recorded in 2008. The relevant investments consist of two asset-backed securities with significantly impaired credit ratings, as to which the additional impairment during the period amounted to Skr 143.5 million (9M08: Skr 56.0 million), additional provisions related to exposures to Glitnir Bank amounting to Skr 63.8 million (9M08: Skr 239.0 million) and a new provision of Skr 80.0 million (9M08: Skr 0.0 million) that is not linked to a specific counterparty. The gross volume of these impairments was partially offset by net recoveries in the subsidiary Venantius amounting to Skr 29.7 million (9M08: Skr 0.0 million).

Assets that are individually assessed to be impaired have been written down by a total of approximately 68 percent of their combined total book value.

Third quarter 2009

Operating profit (IFRS)

Operating profit (IFRS) for the third quarter of 2009 amounted to Skr 319.0 million (3Q08: Skr -36.5 million). The increase in operating profit (IFRS) compared to the same period of the previous year was mainly due to decreased impairments related to expected credit losses, as offset by fair value changes related to the marking to market of financial assets and liabilities and related derivatives.

Market valuation effects under IFRS

Unrealized market valuation effects included in the calculation of operating profit (IFRS) for the third quarter amounted to Skr -25.2 million (3Q08: Skr -119.3 million). The decline in negative market valuation effects during the third quarter, as compared to the same period of the previous year, was mainly related to credit spreads on assets that negatively affected the unrealized value on assets during the financial crisis, and now has decreased to the level prevailing before the financial crisis started.

Adjusted operating profit (Core Earnings)

Core Earnings for the third quarter amounted to Skr 344.2 million (3Q08: Skr 82.8 million), an increase of 316 percent. The increase in Core Earnings was mainly related to a decrease in impairment of financial assets.

Net interest revenues

Net interest revenues for the third quarter totaled Skr 445.3 million (3Q08: Skr 415.7 million), an increase of 7 percent. The increase was mainly due to higher volumes, and to a lesser extent, improved margins. Net interest revenues for the third quarter isolated have though decreased compared to the isolated second quarter of 2009. The decrease is due to the effect of the favorable situation, where SEK borrows in US-dollar and then switches USD to EUR to finance its credit and liquidity portfolio, has decreased.

Net results of financial transactions

The net results of financial transactions for the third quarter totaled Skr 39.1 million (3Q08: Skr -79.4 million).The significant improvement in the net result was due to a decrease in the negative unrealized change in market valuation compared to the same period last year when so-called credit spreads on assets during the financial crisis affected the unrealized value on assets negative, but now has decreased to the level prevailing before the financial crisis started. The improvement also reflects an increase in realized gains from repurchase of our own debt.

Administrative expenses

Administrative expenses totaled Skr 98.5 million (3Q08: Skr 79.6 million). The increase reflects increased costs from our expanded business activities and the acquisition of Venantius, and those arising from costs to improve internal controls and streamline the financial statement closing process and valuation procedure.

Impairment of financial assets

Additional impairments of financial assets in the net amount of Skr 56.5 million were recorded during the third quarter (3Q08: Skr 295.0 million). The decrease in the volume of impairments recorded was primarily attributable to the fact that our main provision in respect of our exposure to Glitnir Bank was recorded in the third quarter of 2008.

Restatement of 2008 results

As previously disclosed, SEK has restated its consolidated and parent company IFRS financial statements for 2008 in order to correct certain technical errors in the marking to market of derivative positions, assets and liabilities required to be reported at fair value.  For additional information, see Note 1. This restatement affects the comparative figures for 2008 presented in this interim report.

For the period January 1 to September 30, 2008, operating profit (IFRS) has been restated from Skr 556.8 million (as reported in the interim report published October 31, 2008) to Skr 376.8 million. For the period January 1 to December 31, 2008, operating profit (IFRS) has been restated from Skr 167.7 million (as reported in the press release published February 20, 2009) to Skr 185.2 million (as reported in the annual report published April 30, 2009).

Balance sheet
Total assets and liquidity

SEK’s total assets totaled Skr 368.2 billion as of September 30, 2009, a decrease of 0.5 percent from the Skr 370.0 billion on the SEK’s balance sheet as of December 31, 2008. The decrease is primarily attributable to the liquidity portfolio and derivatives while assets in the credit portfolio increased (see notes 5 and 7).

The total amount of credits outstanding and credits committed though not yet disbursed was Skr 203.4 billion at period-end, which was an increase of 13 percent from the 2008 year-end (Y-e: Skr 180.1 billion). Of such amount, Skr 182.4 billion represented credits outstanding, an increase of 15 percent (Y-e: Skr 158.7 billion). Of credits outstanding, Skr 11.8 billion (Y-e: Skr 10.1 billion) represented credits in the S-system. For additional information about the S-system see Note 9.

The aggregate amount of outstanding offers for new credits totaled Skr 117.0 billion an increase of 327 percent from the 2008 year-end (Y-e: Skr 27.4 billion). Of the aggregate amount of outstanding offers Skr 111.8 billion (Y-e: Skr 21.2 billion) was related to the S-system. The increase in the volume of outstanding offers was due to favorable CIRR (Commercial Interest Reference Rate) interest rates, and the fact that the aggregate demand for export credit has increased because of the difficulty companies have had in receiving funding from Swedish and foreign banks.

An examination of SEK’s counterparty risk exposures as of the period under review shows a decrease in the relative weight of our exposures to financial institutions and asset-backed securities. Of the total risk exposure at September 30, 2009, 50 percent (Y-e: 59 percent) was to financial institutions and asset-backed securities; 33 percent (Y-e: 25 percent) was to central governments and government export credit agencies; 6 percent (Y-e: 6 percent) was to local and regional authorities; and 11 percent (Y-e: 10 percent) was to corporates. SEK’s ultimate exposure to derivative counterparties is limited compared with the volume of derivatives shown as assets, since most derivatives are subject to collateral agreements. For additional information, see the table Counterparty Risk Exposures below.

SEK’s hedging relationships are expected to be highly effective in offsetting changes in fair values attributable to hedged risks. The gross value of certain balance sheet items, which effectively hedge each other (primarily derivatives and senior securities issued by SEK), require complex judgments regarding what is the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt (which can be significant), such changes in fair value would generally offset each other, with little impact on the value of net assets. See Notes 6 and 7.

Liabilities and equity
As of September 30, 2009, the aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. Accordingly, all credit commitments were funded through maturity.

Changes in fair value in other comprehensive income

Changes in fair value not reported in the income statement but through other comprehensive income amounted to Skr 1,163.5 million (9M08: Skr -39.7 million) after tax, of which Skr 1,179.2 million (9M08: Skr -60.7 million) was related to available-for-sale securities and Skr -15.7 million (9M08: Skr 21.0 million) was related to derivatives in cash flow hedges. The change in fair value of the shares in Swedbank held by SEK (a change of Skr 1,137.9 million after tax) is included in the changes in fair value in assets-available-for-sale. As of March, 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK assumed ownership of such shares in Swedbank AB, which represent approximately 3.3 percent of Swedbank’s total and voting share capital. The number of shares is equal to 25,520,000. In June, 2009, SEK received a claim from SFAB challenging the agreement. According to SEK the claim is unfounded and therefore has been rejected, hence nothing has been accrued for the claim.

Capital Adequacy
The capital adequacy ratio calculated according to Basel-II, Pillar 1, at September 30, 2009, was 19.8 percent (Y-e: 21.4 percent) before taking into account the effects of certain transitional rules described further below. After taking into account the effects of the transitional rules the capital adequacy ratio at September 30, 2009 was 18.0 percent (Y-e: 15.5 percent), of which the Tier-1-ratio was 16.9 percent (Y-e: 14.8 percent). Basel II, pillar I stipulates that the capital adequacy ratio must not be less than eight percent, of which the Tier-1-ratio must not be less than four percent. For additional information, see the section Capital adequacy and counterparty risk exposures and Note 12 below.

Post-balance sheet events
SEK subscribed for its proportionate share of the new shares issued in Swedbank AB’s recent capital increase. SEK paid out Skr 497.6 million on October 6, 2009. SEK’s holding in Swedbank AB remains at 3.3 percent while the number of shares held by SEK is now equal to 38,280,000. As of October 26, 2009, SEK received an additional claim from Sparbanksstiftelsernas Förvaltnings AB relating to SEK’s entire stock of Swedbank shares (38,280,000 shares), including market valuation effects. The acquisition cost of the entire stock is approximately Skr 1 billion. The additional claim does not affect SEK’s previous conclusion that the claim is unfounded and therefore has been rejected.

In October 2009 it was announced that Glitnir Bank becomes the owner of 95 percent of Islandsbanki. This means that Glitnir Bank’s creditors may get some share of the anticipated increase in value. How this affects SEK’s claim on Glitnir Bank is unclear.

Consolidated income statement (unaudited)

				Restated		Restated
		July-Sep,	April-June,	July-Sep,	Jan-Sep,	Jan-Sep,	Jan-Dec,
(Skr mn)	Note	2009	2009	2008 (a)	2009	2008 (a)	2008
Interest revenues		2,904.6	3,032.3	3,606.9	9,291.8	9,407.4	12,964.1
Interest expenses		-2,459.3	-2,513.3	-3,191.2	-7,756.3	-8,427.1	-11,420.8
Net interest revenues		445.3	519.0	415.7	1,535.5	980.3	1,543.3
Commissions earned		8.0	0.7	6.1	23.0	24.0	34.7
Commissions incurred		-9.8	-5.3	-3.4	-20.9	-14.0	-21.7
Net results of financial transactions	2	39.1	582.5	-79.4	718.9	-61.5	-456.9
Other operating income		0.0	0.0	0.0	0.0	0.1	0.1
Operating income		482.6	1,096.9	339.0	2,256.5	928.9	1,099.5
Administrative expenses		-98.5	-105.1	-79.6	-309.6	-244.6	-340.3
Depreciations of non-financial assets		-8.5	-3.1	-4.8	-14.8	-16.5	-21.0
Other operating expenses		-0.2	-0.2	-0.2	-0.5	-0.5	-0.7
Recovered credit losses	3	0.1	0.5	4.1	1.2	4.5	4.7
Impairment of financial assets	3	-56.5	-0.8	-295.0	-258.0	-295.0	-557.0
Operating profit		319.0	988.2	-36.5	1,674.8	376.8	185.2

Taxes	4	-85.3	-262.2	7.0	-444.7	-114.4	-41.3
Net profit for the period (after taxes)		233.7	726.0	-29.5	1,230.1	262.4	143.9

(a) See Note 1.

Consolidated statement of comprehensive income (unaudited)

			Restated		Restated
	July - Sep,	April - June,	July- Sep,	Jan - Sep,	Jan - Sep,	Jan - Dec,
Skr mn	2009	2009	2008 (a)	2009	2008 (a)	2008
Profit for the period reported via income statement	233.7	726.0	-29.5	1,230.1	262.4	143.9
Other comprehensive income
Available for sale securities	922.1	455.7	-51.9	1,600.0	-84.1	-63.1
Derivatives in cash flow hedges	-19.8	-96.0	142.6	-21.3	29.1	339.5
Tax effect	-237.3	-94.6	-25.5	-415.2	15.3	-76.7
Total other comprehensive income	665.0	265.1	65.2	1,163.5	-39.7	199.7
Total comprehensive income	898.7	991.1	35.7	2,393.6	222.7	343.6

(a) See Note 1.

Consolidated balance sheet (unaudited)

(Skr mn)	Note	September 30, 2009	December 31, 2008
ASSETS

Cash in hand		0.0	0.0
Treasuries/government bonds	5, 6	3,376.3	1,494.7
Other interest-bearing securities except credits	5, 6	119,091.8	136,551.4
Credits in the form of interest-bearing securities	5, 6	81,777.8	63,609.3
Credits to credit institutions	5, 6, 8	46,481.3	48,399.6
Credits to the public	5, 6, 8	75,012.5	70,440.2
Derivatives	6, 7	27,641.3	38,929.1
Shares and participation	6	2,044.0	—
Property, plant, equipment and intangible assets		221.6	136.5
Other assets		8,872.6	4,341.7
Prepaid expenses and accrued revenues		3,639.6	6,111.7
TOTAL ASSETS		368,158.8	370,014.2

LIABILITIES, PROVISIONS AND EQUITY

Borrowing from credit institutions	6	9,097.8	3,310.0
Borrowing from the public	6	0.9	185.7
Senior securities issued	6	308,046.9	305,971.8
Derivatives	6, 7	24,501.4	39,414.6
Other liabilities		6,311.8	1,548.3
Accrued expenses and prepaid revenues		3,337.2	5,443.4
Deferred tax liabilities		780.7	387.1
Provisions		30.5	35.5
Subordinated securities issued	6	3,263.7	3,323.5
Total liabilities and provisions		355,370.9	359,619.9

Share capital		3,990.0	3,990.0
Reserves		1,194.7	31.2
Retained earnings		6,373.1	6,229.2
Net profit for the period		1,230.1	143.9
Total equity		12,787.9	10,394.3
TOTAL LIABILITIES, PROVISIONS AND EQUITY		368,158.8	370,014.2

COLLATERAL PROVIDED ETC.
Collateral provided		None	None
Interest-bearing securities
Subject to lending		288.1	425.1

CONTINGENT ASSETS AND LIABILITIES	11	None	None

COMMITMENTS
Committed undisbursed credits	11	24,463.1	21,431.0

Consolidated statement of changes in equity (unaudited)

Consolidated group

	January - September, 2009
			Reserves
			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	10,394.3	3,990.0	161.5	-130.3	6,373.1
Comprehensive income for the period	2,393.6		-15.7	1,179.2		1,230.1
Closing balance of equity	12,787.9	3,990.0	145.8	1,048.9	6,373.1	1,230.1

Consolidated group

	Restated
	January - September, 2008 (2)
			Reserves
			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	4,610.4	990.0	-86.7	-81.8	3,788.9
Comprehensive income for the period	222.7		21.0	-60.7		262.4
Closing balance of equity	4,833.1	990.0	-65.7	-142.5	3,788.9	262.4

Consolidated group

	January - December, 2008
			Reserves
			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	4,610.4	990.0	-86.7	-81.8	3,788.9
Comprehensive income	343.6		248.2	-48.5		143.9
New issue	3,000.0	3,000.0
Shareholders’ contribution	2,440.3				2,440.3
Closing balance of equity	10,394.3	3,990.0	161.5	-130.3	6,229.2	143.9

(1) 2,579,394 A-shares and 1,410,606 B-shares, with each A-share and each B-share having a par value of Skr 1,000, following a capital increase in late 2008. Before the capital increase, the number of A-shares was 640,000 and the number of B-shares was 350,000. The new equity amounting to Skr 3,000 million was paid to the Company on December 18, 2008. On January 26, 2009 the Swedish Financial Supervisory Authority approved the change in share capital and the new number of shares. On February 4, 2009 the new issue was registered at the Swedish Companies Registration Office.

The Government has established a guarantee fund of callable capital, amounting to Skr 600 million in favour of SEK. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations.

(2) See Note 1.

Consolidated statement of cash flows, summary (unaudited)

		Restated
	Jan - Sep,	Jan - Sep,
(Skr mn)	2009	2008 (1)
Net cash used in(-)/provided by (+) operating activities	-29,934.2	7,135.5
Net cash used in(-)/provided by (+) investing activities	-99.9	-4.9
Net cash used in(-)/provided by (+) financing activities	30,618.6	-2,397.2
Net decrease (-)/increase (+) in cash and cash equivalents (2)	584.5	4,733.4

Net decrease(-)/increase (+) in cash and cash equivalents (2)	573.3	4,695.5
Exchange rate difference in cash equivalents	11.2	37.9
Cash and cash equivalents at beginning of the year	23,771.1	10,211.5
Cash and cash equivalents at end of the period	24,355.6	14,944.9

(1) See Note 1.

(2) Cash and cash equivalents is defined as amounts that can be converted into cash within a near future. Thus, cash and cash equivalents comprises short-term assets for which the amount to be received by SEK is known in advance. Such short-term assets are included in the balance sheet in Credit to credit institutions.

Capital adequacy and counterparty risk exposures

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of September 30, 2009 was 19.8 percent (Y-e: 21.4 percent) before taking into account the effects of transitional rules (see below). Taking such rules into account, the capital adequacy ratio of SEK as a consolidated financial entity as of September 30, 2009 was 18.0 percent (Y-e: 15.5 percent). The Tier-1-ratio as of September 30, 2009 was 16.9 percent (Y-e: 14.8 percent). For SEK, the legal, formal capital requirement is expected to decrease, since new capital adequacy regulations better reflect the low risk in SEK’s credit portfolio. The full effect of the decreased capital requirement will not be reached until 2010.

For further information on capital adequacy, risks and the transition to Basel-II, see Note 12 in this report and the Risk section of SEK’s Annual Report for 2008. That description remains materially accurate as of the date hereof.

Capital Requirement in Accordance with Pillar I

	September 30, 2009		December 31, 2008
(Skr mn)	Weighted Claims	Required Capital	Weighted Claims	Required Capital
Credit Risk Standardised Method	905	72	1,444	116
Credit Risk IRB Method	64,766	5,181	60,507	4,840
Currency Exchange Risks	—	—	—	—
Operational Risk	1,718	137	2,126	170
Total Basel II	67,389	5,390	64,077	5,126

Basel-I Based Additional requirement (1)	6,533	524	24,071	1,926
Total Basel II inkl. Additional Requirement	73,922	5,914	88,148	7,052

Total Basel I	92,403	7,392	97,942	7,835

(1) The item “Basel I Based Additional Requirements” is calculated in accordance with § 5 of the law (Law 2006:1372) on the implementation of the new capital adequacy requirements (themselves contained in Law 2006:1371).

Capital Base

(Skr mn)	September 30, 2009	December 31, 2008
Primary Capital (Tier-1)	12,525	13,066
Supplementary Capital (Tier-2)	806	619
Of which:
Upper Tier-2	179	72
Lower Tier-2	627	547
Total Capital Base (2)	13,331	13,685

Adjusted Tier-1 Capital (3)	13,125	13,666
Adjusted Total Capital Base	13,931	14,285

(2) Total Capital Base, including expected loss surplus in accordance with IRB calculation. The Capital Base includes net profit for the period less expected dividends related to the period. The capital base has been reduced by the book value of shares in Swedbank AB, Skr 2,044 million, because the value exceeds 10 percent of the total capital.

(3) The adjusted capital adequacy ratios are calculated with the inclusion in the capital base of SEK’s state provided guarantee, amounting to Skr 600 million, in addition to the legal primary-capital base.

Capital Adequacy Analysis (Pillar I)

			September 30, 2009		December 31, 2008
			Excl. Basel-1 based add. Requirement	Incl. Basel-1 based add. Requirement	Excl. Basel-1 based add. Requirement	Incl. Basel-1 based add. Requirement
Total Capital Adequacy			19.8%	18.0%	21.4%	15.5%
Of which:	Rel. To Tier-1		18.6%	16.9%	20.4%	14.8%
	Rel to suppl capital		1.2%	1.1%	1.0%	0.7%
	Of which:	Upper Tier-2	0.3%	0.2%	0.1%	0.1%
		Lower Tier-2	0.9%	0.9%	0.9%	0.6%
Adjusted total			20.7%	18.8%	22.3%	16.2%
Of which:	Adjusted Tier-1		19.5%	17.8%	21.3%	15.5%

Capital Adequacy Quota (4)			2.47	2.25	2.67	1.94

(4) Capital Adequacy Quota = Total Capital Base/Total Required Capital

Counterparty Risk Exposures

(Skr billion)

					Credits & Interest-bearing				Undisbursed credits,
	Total				securities				Derivatives, etc
Classified by type of	Sep 30, 2009		Dec 31, 2008		Sep 30, 2009		Dec 31, 2008		Sep 30, 2009		Dec 31, 2008
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central Governments (1)	82.2	23	43.2	13	63.5	20	32.6	11	18.7	48	10.6	31
Regional governments	22.4	6	21.2	6	21.8	7	19.1	6	0.6	2	2.1	6
Government export credit agencies	33.2	10	41.4	12	29.9	9	33.3	11	3.3	9	8.1	24
Financial institutions	142.3	40	157.5	46	129.4	41	146.4	47	12.9	33	11.1	32
Asset backed securities	35.0	10	43.6	13	35.0	12	43.6	14	0.0	0	0.0	0
Retail (2)	0.1	0	0.1	0	0.1	0	0.1	0	0.0	0	0.0	0
Corporates	39.4	11	35.5	10	36.3	11	33.0	11	3.1	8	2.5	7
Total	354.6	100	342.5	100	316.0	100	308.1	100	38.6	100	34.4	100

(1) Includes exposures to the Swedish Export Credits Guarantee Board (EKN).

(2) Retail exposures are exposures within Venantius AB.

The table below includes current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held by SEK, taking into account current ratings. All of these assets represent first-priority tranches, and they have all  were rated ‘AAA’/’Aaa’ by Standard & Poor´s or Moody´s at the time of acquisition by SEK.

Asset-backed securities held

Net exposures (Skr mn)

	September 30, 2009
									...of which	...of which		...of which		...of which
		Credit	Auto		Consumer				rated	rated		rated		CDO rated
Exposure	RMBS	Cards	Loans	CMBS	Loans	CDO	CLO	Total	‘AAA’	‘AA+’		‘AA’		‘CCC’
Australia	6,395							6,395	6,395
Austria			88					88	88
Belgium	870							870	870
Denmark							425	425	425
France			461		35			496	496
Germany			1,379	87				1,465	1,465
Ireland	1,342						448	1,790	1,342	448	(2)
Japan			31					31	31
Netherlands	1,473		65				413	1,951	1,886	65	(2)
Portugal	483							483	483
Spain	1,605		267		410		739	3,021	2,710			311	(2)
United Kingdom	12,242	972						13,215	13,215
United States		512				386	3,584	4,482	3,290	806	(2)			386	(1)
Total	24,410	1,484	2,291	87	445	386	5,609	34,712	32,696	1,319		311		386

(1) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 and 2009, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘CCC’. Due to the dramatic rating downgrades, the Company has analyzed the expected cash flows of the assets. Based on information presently known, the Company has recorded a total impairment of Skr 281 million for these assets.

(2) All of these assets have the highest-possible rating from at least one of two rating institutions.

Net exposures (Skr mn)

	December 31, 2008
									…of which	…of which	…of which
		Credit	Auto		Consumer				rated	CDO rated	CDO rated
	RMBS	Cards	Loans	CMBS	Loans	CDO	CLO		‘AAA’/’Aaa’	‘B’/’Caa3’	‘CC’/’Caa3’
Australia	7,870							7,870	7,870
Belgium	930							930	930
Denmark							547	547	547
France			492		96			588	588
Ireland	1,603						496	2,099	2,099
Italy	156							156	156
Japan			53					53	53
Holland	1,869		124				600	2,593	2,593
Portugal	557							557	557
Spain	2,515		410		680		1,191	4,796	4,796
U.K.	14,042	1,426						15,468	15,468
Sweden				317				317	317
Germany			2,156	94				2,250	2,250
U.S.		547				615	4,051	5,213	4,598	365	250	(3)
Total	29,542	1,973	3,235	411	776	615	6,885	43,437	42,822	365	250

(3) This asset represents a CDO (a first-priority tranche) with end-exposure to the U.S. market. There have been no delays with payments under the tranche. However, the rating of the asset has been downgraded dramatically during 2008 by Standard & Poor’s from ‘AAA’ to ‘CC’ and by Moody’s from ‘Aaa’ to ‘Caa3’. Due to the dramatic rating downgrade, the Company has analyzed the expected cash flows of the asset. Based on information known as of December 31, 2008, the Company has determined to write down the value of the asset by Skr 135 million.

Notes

1	Applied accounting principles
2	Net result of financial transactions
3	Recovery and impairment
4	Taxes
5	Credits and liquidity
6	Classification of financial assets and liabilities
7	Derivatives
8	Past-due credits
9	S-system
10	Segment reporting
11	Contingent liabilities, contingent assets and commitments
12	Capital Adequacy
13	Post-balance sheet events

All amounts are in Skr million, unless otherwise indicated. All figures concerns the Consolidated Group, unless otherwise indicated.

Note 1 Applied accounting principles

Since January 1, 2007 SEK has applied International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB) and endorsed by the European Union.

This interim report for the Consolidated Group has been prepared in compliance with IAS 34, Interim Financial Reporting, and the Swedish Annual Accounts Act for Credit Institutions and Securities Companies.

The accounting principles and calculation methods are unchanged from those described in SEK’s Annual Report for 2008 with the following exceptions for the Consolidated Group: Amendments to IAS-1, “Presentation of Financial Statements” have resulted in the inclusion of the Statement of Comprehensive Income. The statement summarizes the comprehensive income transactions that have been previously reported in statement of changes in equity. The amendment does not impact the figures reported.

SEK has implemented IFRS 8, “Segment reporting” from January 1, 2009. In accordance with IFRS 8, SEK has the following three business segments: granting of credits, advisory services and capital market products. Advisory services and capital market products are similar with respect to risks and returns. The combined revenues for the segments other than granting of credits amounted to less than three percent of the Group’s total revenues and their operating profits amounted to less than two percent of the Group’s total operating profit in the nine months ended September 30, 2009, while less than two percent of the Group’s total assets as of September 30, 2009 were attributable to these two segments. As a result, these segments are not separately reported on in these notes. SEK therefore has reported separately only on the segment “granting of credits”.

SEK also adopted other required amendments to standards and improvements to IFRS effective January 1, 2009, with no material impact on the financial statements.

Financial assets are categorized into three categories for valuation; loans and receivables, financial assets at fair value through profit and loss and financial assets available for sale. Financial liabilities are categorized into two categories for valuation: financial liabilities at fair value through profit or loss and other liabilities.

In its normal course of business, SEK uses, and is a party to, different types of derivatives for the purpose of hedging or eliminating SEK’s interest-rate, currency-exchange-rate and other exposures. Derivatives are always classified as financial assets or liabilities at fair value through profit and loss except in connection with hedge accounting. In the cases where SEK decides to categorize a financial asset or liability at fair value through profit and loss the purpose is always to avoid the mismatch that would otherwise arise in the income statement resulting from the fact that the derivative, which economically hedges the risk in such asset or liability, is valued at fair value through profit and loss. Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. When SEK classifies a credit default swap as a financial guarantee SEK always own the referenced debt and the potential loss is limited to the actual loss potentially incurred by SEK related to its holding of the referenced debt.

With regard to financial assets, the category “loans and receivables” constitutes the main category for SEK. This category is used not only for loans originated by SEK but also for securities acquired by SEK that are not quoted on an active market. However, securities quoted on an active market cannot be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, are classified as available-for-sale securities.

Items in the category “loans and receivables” are measured at amortized costs, using the effective interest rate method. In the case in which one or more derivatives are used to hedge currency and/or interest rate exposures, fair value hedge accounting is applied. Certain transactions classified as loans and receivables cash flow hedge accounting is applied. Assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized via other comprehensive income.  However, in the case in which one or more derivatives are used to hedge currency, interest rate and/or credit exposures, such assets of derivatives hedges are classified irrevocably as financial assets at fair value through profit or loss.

All other senior securities that are issued by SEK and are not classified as financial liabilities at fair value through profit or loss are classified as other financial liabilities and measured at amortized costs, using the effective interest rate method. In the case in which one or more derivatives is used to hedge currency, interest rate, and/or other exposures, fair value hedge accounting is applied. Subordinated debt is classified under “other financial liabilities” and is mainly subject to fair value hedge accounting. When applying fair value hedge accounting to perpetual subordinated debt, hedging of the subordinated debt is recorded for the time period which corresponds to the duration of the derivative.

In accordance with IAS 39 all derivatives must be measured at fair value. In order to give a true and fair view of its active and extensive risk management operations SEK finds it necessary to use the option provided by IAS 39 to account for economic hedging activities. With regards to accounting for economic hedges according to IAS 39, one of the two main alternatives available to SEK is to apply hedge accounting. With regard to hedging of financial exposures in financial transactions, either fair-value hedge accounting or cash-flow hedge accounting may be applied.

Fair-value hedge accounting may be applied in the case of transactions in which a derivative is used to hedge a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative may also be used to hedge foreign exchange risk or credit risk. When applying fair-value hedge accounting, the amortized-cost value of the underlying hedged item is re-measured to reflect the change in fair value attributable to the exposure that has been hedged.

In some instances, cash-flow hedge accounting has been used in SEK’s accounting. When applying cash-flow hedge accounting, the hedged item is measured at amortized costs measured via profit or loss while fair value changes in the derivative are measured directly via other comprehensive income.

The other alternative (besides hedge accounting) is to designate fixed interest rate assets and liabilities that are hedged by derivatives irrevocably at initial recognition as instruments at fair value through profit or loss. One main difference between those two alternatives is that the latter involves valuing of the hedged item at its full fair value, while, when applying fair-value hedge accounting, the underlying asset or liability which is hedged is valued at fair value through profit or loss only with regard to the components which the derivative serves to hedge.

When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded in the income statement they are reported as one component of net results of financial transactions. When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded via other comprehensive income, the accumulated changes are reported as a separate component of reserves.

SEK from time to time reacquires its debt instruments. The book value of reacquired debt is deducted from the corresponding liability on the balance sheet. The difference between the amount paid and the book value when reacquiring SEK´s own debt instruments is accounted for in the income statement as one component of net results of financial transactions.

Equity in the consolidated group consists of the following items: share capital; reserves, retained earnings and net profit for the period. Retained earnings include a legal reserve and the after-tax portion of untaxed reserves.

The acquisition of Venantius in December 2008 has been recognized using the purchase method of accounting.

Restatement related to 2008
SEK has restated its consolidated IFRS financial statements relating to the Consolidated Group and Parent Company for interim periods of 2008 in order to correct certain technical errors in the marking to market of derivative positions, assets and liabilities required to be reported at fair value.  For the period January 1 to March 31, 2008, operating profit (IFRS) has been restated from Skr 161.6 million (as reported in the interim report published May 5, 2008) to Skr 114.3 million. For the period January 1 to June 30, 2008, operating profit (IFRS) has been restated from Skr 466.3 million (as reported in the interim report published August 15, 2008) to Skr 413.3 million. For the period January 1 to September 30, 2008, operating profit (IFRS) has been restated from Skr 556.8 million (as reported in the interim report published October 31, 2008) to Skr 376.8 million. For the period January 1 to December 31, 2008, operating profit (IFRS) has been restated from Skr 167.7 million (as reported in the press release published February 20, 2009) to Skr 185.2 million (as reported in the annual report published April 30, 2009). See also Note 1 in the Annual Report for 2008.

Note 2 Net result of financial transactions (Consolidated Group)

			Restated		Restated
	July-Sep,	April-June,	July-Sep,	Jan-Sep,	Jan-Sep,	Jan-Dec,
(Skr mn)	2009	2009	2008 (1)	2009	2008 (1)	2008
Net result of financial transactions was related to:
Realized and unrealized results related to held-for-trading securities (2)	—	—	1.7	—	-34.2	-35.9
Currency exchange effects	8.2	5.7	2.9	30.7	2.3	140.4
Total net result of financial transactions before results of repurchased debt, etc., and certain fair value changes	8.2	5.7	4.6	30.7	-31.9	104.5

Realized results of repurchased debt, etc.	56.1	28.9	35.3	275.6	57.6	87.3
Total net result of financial transactions after results of repurchased debt, etc., but before certain fair value changes	64.3	34.6	39.9	306.3	25.7	191.8

Changes in fair value related to financial assets, financial liabilities and related derivatives except securities in trading portfolio	-25.2	547.9	-119.3	412.6	-87.2	-648.7
Total net result of financial transactions	39.1	582.5	-79.4	718.9	-61.5	-456.9

(1) See Note 1.

(2) Reclassification has been made of held-for-trading securities earlier accounted for at fair value to the categories loans and receivables in 2008.

Note 3 Recovery and impairment (Consolidated Group)

	July-Sep,	April-June,	July-Sep,	Jan-Sep,	Jan-Sep,	Jan-Dec,
(Skr mn)	2009	2009	2008	2009	2008	2008
Recovery of impaired receivable	0.1	0.5	4.5	1.2	4.5	4.7
Total recovery	0.1	0.5	4.5	1.2	4.5	4.7

Write-down of impaired financial assets (1), (2), (3)	-65.5	-53.3	-295.0	-350.1	-295.0	-561.8
Reversal of previous write-downs	16.6	79.6	—	131.3	—	5.4
Loan losses	-7.6	-27.1	—	-39.2	—	-0.6
Net write-down of impaired financial assets	-56.5	-0.8	-295.0	-258.0	-295.0	-557.0

(1) Of which impairment has been recorded of Skr 63.8 million (9M 2008: Skr 239.0 million) for the nine- month period, 2009, regard to an exposure against Glitnir Bank.

(2) Of which an impairment has been recorded of Skr 143.5 million (9M08: Skr 56.0 million) for the period January-September 2009 regarding two CDOs. SEK has investments in two CDOs (first-priority-tranches) with end-exposure to the U.S. sub-prime market. The rating of the CDOs has been downgraded severely during 2008 and 2009. Based on information presently known, SEK makes the assessment that the assets would not generate sufficient cash flow to cover the Company’s claim.

(3) Of which a provision for bad debts was recorded as of September 30, 2009 for a total of Skr 80.0 million (Y-e: Skr 0.0 million).The provision for bad debts is not linked to a specific counterparty but relates to deterioration in credit quality related to credits not included in the individual reserves.

Note 4 Taxes (Consolidated Group)

The tax rate is based on estimated tax rate for the full year.

Note 5 Credits and liquidity (Consolidated Group)

SEK considers credits in the form of interest-bearing securities as a part of SEK’s total credits. However, deposits with banks and states, cash and repos are not a part of total credits, although they are recorded in the items “credits to credit institutions” and “credits to the public”. Thus, SEK’s total credits and liquidity are calculated as follows:

(Skr mn)	September 30, 2009	December 31, 2008
Credits:
Credits in the form of interest-bearing securities	81,777.8	63,609.3
Credits to credit institutions	46,481.3	48,399.6
Credits to the public	75,012.5	70,440.2
Less:
Deposits, nostro and repos	-24,355.6	-23,771.1
Total credits	178,916.0	158,678.0

Liquidity:
Treasuries/government bonds	3,376.3	1,494.7
Other interest-bearing securities except credits	119,091.8	136,551.4
Deposits, nostro and repos	24,355.6	23,771.1
Total liquidity	146,823.7	161,817.2

Total inerest-bearing assets	325,739.7	320,495.2

Note 6 Classification of financial assets and liabilities (Consolidated Group)

Financial assets by accounting category:

	September 30, 2009
		Financial assets at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio (1), (2)	Derivatives used for economic hedges (6)	Desig. upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale (3), (4)	Loans and receivables (5)
Treasuries/government bonds	3,376.3					2,210.0	1,166.3
Other interest-bearing securities except credits	119,091.8			7,871.2		759.6	110,461.0
Credits in the form of interest-bearing securities	81,777.8			2,523.3			79,254.5
Credits to credit institutions	46,481.3						46,481.3
Credits to the public	75,012.5						75,012.5
Shares and participation	2,044.0					2,044.0
Derivatives	27,641.3		18,761.1		8,880.2
Total financial assets	355,425.0	0.0	18,761.1	10,394.5	8,880.2	5,013.6	312,375.6

(1) Reclassification has been made of the fair value of assets previously accounted for as held-for-trading securities to the category “loans- and receivables”. Reclassification occurred as of October 1, 2008 with retroactive effect until July 1, 2008. The reclassification has affected the result by avoiding a negative earnings effect of Skr 262.1 million for the period January 1 to September 30, 2009. SEK believes that there is no impairment in the reclassified financial assets.

	September 30, 2009			December 31, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	4,854.5	4,864.0	4,874.6	7,486.5	7,342.1

(2) The weighted average effective rate for these assets amounts to 3.9 percent.

(3) Reclassification has been made of assets earlier accounted as available-for-sale to the category “loans and receivables”. Reclassification occurred as of October 1, 2008. The reclassification has affected value changes to other comprehensive income by avoiding a positive effect of Skr 371.1 million for the period January 1 to September 30, 2009. SEK believes that there is no impairment in the reclassified financial assets.

	September 30, 2009			December 31, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	6,542.1	6,570.2	6,523.8	8,238.3	7,873.3
Credits in the form of interest-bearing securities	4,196.4	4,235.7	4,273.4	4,755.1	4,539.2
Total	10,738.5	10,805.9	10,797.2	12,993.4	12,412.5

(4) The weighted average effective rate for these assets amounts to 5.3 percent.

(5) Of loans and receivables approximately, 11 percent are subject to fair value hedge accounting and 3 percent are subject to cash-flow hedge accounting.

(6) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

Financial liabilities by accounting category:

	September 30, 2009
		Financial liabilities at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio	Derivatives used for economic hedges (8)	Desig. upon initial recognition (FVO) (8)	Derivatives used for hedge accounting	Other financial liabilities (7)
Borrowing from credit institutions	9,097.8					9,097.8
Borrowing from the public	0.9					0.9
Senior securities issued	308,046.9			132,945.7		175,101.2
Derivatives	24,501.4		21,163.6		3,337.8
Subordinated securities issued	3,263.7					3,263.7
Total financial liabilities	344,910.7	0.0	21,163.6	132,945.7	3,337.8	187,463.6

(7) Of other financial liabilities approximately 76 percent are subject to fair value hedge accounting.

(8) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

Financial assets by accounting category:

	December 31, 2008
		Financial assets at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio (9), (10)	Derivatives used for economic hedges (14)	Desig. upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale (11), (12)	Loans and receivables (13)
Treasuries/government bonds	1,494.7						1,494.7
Other interest-bearing securities except credits	136,551.4			7,757.8			128,793.6
Credits in the form of interest-bearing securities	63,609.3			3,432.1			60,177.2
Credits to credit institutions	48,399.6						48,399.6
Credits to the public	70,440.2						70,440.2
Derivatives	38,929.1		27,705.7		11,223.4
Total financial assets	359,424.3	0.0	27,705.7	11,190.0	11,223.4	0.0	309,305.2

(9) Reclassification has been made of the fair value of assets previously accounted for as held-for-trading securities to the category “loans- and receivables”. Reclassification occurred as of October 1, 2008 with retroactive effect until July 1, 2008. The reclassification has affected the result by avoiding a negative earnings effect of Skr 27.8 million. The value changes in held-for-trading securities have affected the result negatively with Skr 36.2 million for the period January 1 to June 30, 2008.

	December 31, 2008			July 1, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	7,501.3	7,486.5	7,342.1	7,351.9	7,351.9

(10) The weighted average effective rate for these assets amounts to 3.9 percent.

(11) Reclassification has been made of assets earlier accounted for as available-for-sale to the category “loans- and receivables”. Reclassification occurred as of October 1, 2008. The reclassification has affected value changes to other comprehensive income by avoiding negative effects to equity of Skr 321.1 million during 2008.

For the period January 1 to September 30 2008, other comprehensive income has been negatively affected by changes in fair value in these assets amounting to Skr 84.2 million.

	December 31, 2008			October 1, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	8,232.9	8,238.3	7,873.3	7,231.5	7,231.5
Credits in the form of interest-bearing securities	4,756.9	4,755.1	4,539.2	4,116.2	4,116.2
Total	12,989.8	12,993.4	12,412.5	11,347.7	11,347.7

(12) The weighted average effective rate for these assets amounts to 5.3 percent.

(13) Of loans and receivables approximately 11 percent are subject to fair-value hedge accounting and 1.5 percent is subject to cash-flow hedge accounting.

(14) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

Financial liabilities by accounting category:

	December 31, 2008
		Financial liabilities at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio	Derivatives used for economic hedges (16)	Desig. upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (15)
Borrowing from credit institutions	3,310.0					3,310.0
Borrowing from the public	185.7					185.7
Senior securities issued	305,971.8			156,221.9		149,749.9
Derivatives	39,414.6		35,152.4		4,262.2
Subordinated securities issued	3,323.5					3,323.5
Total financial liabilities	352,205.6	0.0	35,152.4	156,221.9	4,262.2	156,569.1

(15) Of other financial liabilities, approximately 71 percent are subject to fair-value hedge accounting.

(16) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

The change in fair value for the period January 1 to September 30, 2009, that was attributable to changes in credit risk related to liabilities has affected operating profit positively by Skr 21.1 million (9M08: Skr 0.0 million) while the change in fair value related to derivatives has affected operating profit negatively by Skr -31.6 million (9M08: Skr 0.0 million).

During the nine-month period repayments of long-term debt, including foreign exchange effects, have been made with approximately Skr 144.8 billion (9M08: Skr 28.7 billion), and own debt repurchased amounted to approximately Skr 8.6 billion (9M08: Skr 4.8 billion).

Note 7 Derivatives (Consolidated Group)

	September 30, 2009			December 31, 2008
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
(Skr mn)	Fair value	Fair value	amounts (1)	Fair value	Fair value	amounts (1)
Derivative instruments by categories:
Currency related contracts	10,724.3	9,689.6	224,422.0	15,637.5	11,546.2	240,034.0
Interest rate related contracts	12,334.2	4,832.6	209,623.0	19,876.3	9,517.5	202,077.1
Equity related contracts	4,015.0	7,775.7	53,222.2	2,464.0	16,568.1	68,435.4
Contracts related to commodities, credit risk, etc.	567.8	2,203.5	17,954.1	951.3	1,782.8	16,023.1
Total derivatives	27,641.3	24,501.4	505,221.3	38,929.1	39,414.6	526,569.6

(1)  To better reflect the SEK’s volume of derivatives, SEK has improved the existing method to generate nominal amount of outstanding derivatives. The calculation has been applied to figures for the third quarter and the comparative figures on December 31, 2008. Following the adjustment, the nominal amount December 31, 2008 changed from Skr 618,434.5 million to Skr 526,569.6 million.

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange related contracts (swaps, etc.). These contracts are carried at fair value in the balance sheet on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposure inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using a Credit Support Annex. Swaps are measured at fair value by using market quoted rates where available. If market quotes are not available valuation models are used. SEK use models to adjust the net exposure fair value for changes in the counterparty’s credit quality. The models used include both directly observable and non-observable market parameters.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of transactions, valuation models are used to calculate fair value. The models used are the same for a hybrid liability and the structured swap hedging it, except for adjustments due to counterparty’s or SEK’s own credit risk. Thus, with the exception of effects from changes in counterparty and SEK’s own credit risk valuation, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Although SEK’s credit rating has not changed during the period, the development on financial markets has to some extent affected the level at which SEK’s debt is issued. Such developments, which differ in different markets, have been taken into account in calculating the fair values for these liabilities. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. In the case where a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. In the case where no collateral agreement has been negotiated with the counterpart, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See the table “Counterparty Risk Exposures” in the section “Capital adequacy and counterparty risk exposures” for information regarding amounts of risk exposures related to derivatives, etcetera.

Note 8 Past-due credits (Consolidated Group)

SEK reports credits with principal or interest that is more than 90 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 3.6 million on September 30, 2009 (Y-e: Skr 0.2 million). The principal amount not past due on such credits was Skr 102.4 million on September 30, 2009 (Y-e: Skr 4.0 million). All past-due credits are secured with sufficient guarantees. For information regarding impairment of financial assets see Note 3. None of the impaired assets represents past-due credits included in the figures above on the respective balance sheet dates.

Note 9 S-system (Consolidated Group)

Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting credits in the S-system. See Note 1(c) in the Annual Report for 2008. The remuneration from the S-system to SEK in accordance with the agreement, amounted to Skr 19.3 million for the period (9M08: Skr 15.9 million), is shown as a part of operating income in the income statements for SEK exclusive of the S-system. The assets and liabilities of the S-system are included in SEK’s balance sheets.

CIRR credits represent one of the two credit varieties in the S-system and contributed to the result in the S-system by Skr 6.2 million (9M 2008: Skr 94.7 million).

Income statements for the S-system

	Jan - Sep,	Jan - Sep,	Jan - Dec,
(Skr mn)	2009	2008	2008
Interest revenues	364.9	377.3	500.5
Interest expenses	-370.3	-293.2	-409.5
Net interest revenues	-5.4	84.1	91.0
Remuneration to SEK	-19.3	-15.9	-22.4
Foreign exchange effects	2.5	-0.3	0.3
Reimbursement from (to) the State	22.2	-67.9	-68.9
Net result	0.0	0.0	0.0

Balance sheets for the S-system (included in SEK’s balance sheets)

(Skr mn)	September 30, 2009	December 31, 2008
Credits	11,809.6	10,105.7
Derivatives	34.2	18.2
Other assets	116.2	248.1
Total assets	11,960.0	10,372.0

Liabilities	11,185.3	9,081.5
Derivatives	774.7	1,290.5
Equity	—	—
Total liabilities and equity	11,960.0	10,372.0

Note 10 Segment Reporting (Consolidated Group)

SEK has implemented IFRS 8, “Segment reporting” from January 1, 2009. In accordance with IFRS 8, SEK has the following three business segments: granting of credits, advisory services and capital market products. Advisory services and capital market products are similar with respect to risks and returns. The combined revenues for the segments other than granting of credits amounted to less than three percent of the Group’s total revenues and their operating profits amounted to less than two percent of the Group’s total operating profit in the nine months ended September 30, 2009, while less than two percent of the Group’s total assets as of September 30, 2009 were attributable to these two segments. As a result, these segments are not separately reported on in these notes. SEK therefore has reported separately only on the segment “granting of credits”. The company’s management follows mainly the income measure adjusted operating profit at its follow-up. Adjusted operating profit is the operating profit excluding some market valuation effects according to IFRS.

	January - September, 2009				January - September, 2008
(Skr mn)	Business segment granting of credits	Other segments (1)	Elimination (3)	Total	Business Segment granting of credits	Other segments (1)	Elimin- ation (3)	Total

Interest revenues	9,291.6	0.2	0	9,291.8	9,406.8	0.6	0	9,407.4
Interest expenses	-7,761.6	-0.0	5.3	-7,756.3	-8,427.0	-0.0	0	-8,427.1
Net interest revenues	1,530.0	0.2	5.3	1,535.5	979.8	0.6	0	980.3
Commissions earned (external)	0.9	22.0	0	23.0	1.4	22.6	0	24.0
Commissions earned (internal)	0.0	29.8	-29.8	—	0.0	0.0	0	—
Total commissions earned	0.9	51.8		23.0	1.4	22.6		24.0

Adjusted operating profit (2)	1,238.8	23.5	—	1,262.2	464.9	-0.9	—	464.0
Change in market valuation according to IFRS	—	—	—	412.6	—	—	—	-87.2
Operating profit	1,238.8	23.5	—	1,674.8	464.9	-0.9	—	376.8
Operating profit for the period (after taxes)	893.6	23.5	—	1,230.1	326.1	-0.9	—	262.4

Total assets	364,079.6	4,079.2	—	368,158.8	369,989.7	24.5	—	370,014.2

(1) Other segments consist of segments advisory services and capital market products.

(2) Excluding unrealized fair value changes according to IAS 39. Adjustments for fair value changes in accordance with IFRS are made in the row “Change in market valuation according to IFRS”.

(3) Elimination for internal sales between segments.

Note 11 Contingent liabilities, contingent assets and commitments (Consolidated Group)

Contingent liabilities and commitments are reported in the balance sheet. There are no contingent liabilities outstanding. Commitments comprise committed undisbursed credits. Such committed undisbursed credits represent credit offers that have been accepted by the customer but not yet disbursed. Of total amount of committed undisbursed credits Skr 24,463.1 million (Y-e: Skr 21,431.0 million), committed undisbursed credits under the S-system represent Skr 14,490.4 million (Y-e: Skr 11,459.4 million). Such commitments sometimes include a fixed rate option, the cost of which always is reimbursed by the State in accordance with agreement with the state. See Note 9.

Following Lehman Brothers Holdings Inc.’s request for bankruptcy protection on September 15 2008, SEK replaced most of the outstanding derivative contracts the company had entered into with three different Lehman Brothers entities. According to the terms of the relevant ISDA agreements with Lehman Brothers entities, SEK also prepared Calculation Statements in relation to all of the replaced derivative contracts. The Calculation Statements were delivered to the respective counterparties in the beginning of October 2008. SEK has assessed that due to off-setting, the company will not suffer any material costs relating to bankruptcy of Lehman Brothers. SEK has during 2009 received a claim from one Lehman Brother entity, which has been rejected by SEK. The majority of the contracts SEK had with different Lehman Brothers entities served to hedge SEK’s market risk. Those contracts have been replaced with new contracts. In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantees and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all now have such creditworthiness as to qualify under SEK’s internal policies to be held without credit default swap coverage. As a result SEK has not replaced these credit default swaps. Therefore mentioned calculation statements, which have now been superseded by claims filed in bankruptcy courts, include the calculated costs related to replacement of these financial guarantees which have been accounted for as contingent assets. SEK’s claims against Lehman associated with these financial guarantees are approximately Skr 1.4 billion, which has not been recognized in the balance sheet due to the requirement that contingent assets only be recognized when there is virtual certainty of collection. Given the unprecedented nature of the Lehman Brothers bankruptcy filing and the expected length of the bankruptcy process an assessment has been made that the “virtual certainty of collection” threshold has not yet been met with regard to the claims. SEK will continue to assess this situation and await the outcome of Lehman Brothers bankruptcy proceedings. If its assessment with regard to its claims against Lehman Brothers were to charge, the amount, if any, meeting the virtual certainty of collection threshold would be recorded as assets.

As of March 8, 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK assumed ownership of shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes. As of June 16, 2009, SEK received a claim from SFAB challenging the agreement. The claim has been rejected by SEK.

Note 12 Capital adequacy (Consolidated Group)

New capital adequacy rules — Basel II

In 2007, the new capital adequacy regulations of Basel II were implemented in Sweden. The regulations are based on the so-called Basel framework which has been implemented throughout the entire EU. Under Basel II capital requirement relates, to a higher degree than previously, to risks. The Swedish legislature has chosen not to immediately allow the full effect of the new regulations in those cases when they would result in a lower capital requirement than the capital requirement calculated on the basis of the old rules. Therefore, during the transitional period 2007-2009, SEK must make parallel calculations of its capital requirement based on the old, less risk-sensitive, rules. In case the capital requirement calculated under the old rules - however, reduced to 80 percent in 2009, - exceeds the capital requirement based on the new rules, the capital requirement based on the old rules shall constitute the minimum capital requirement during the transitional period. As a consequence of the validation, the PD (Probability of Default) scale was updated during the third quarter 2009.

Capital requirement and capital base

SEK believes that it has a good margin above the minimum capital requirement. The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of September 30, 2009 was 19.8 percent (Y-e: 21.4 percent) before taking into account the transitional rules. After taking into account the transitional rules, the capital adequacy ratio of SEK as a consolidated financial entity as of September 30, 2009 was 18.0 percent (Y-e: 15.5 percent), while the Tier-1-ratio was 16.9 percent (14.8 percent as of December 31, 2008).

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a technically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. If the impairments exceed the expected loss, the surplus is added to the capital base. For SEK, as of September 30, 2009, the impairments exceeded the expected loss by Skr 178.9 million. The entire amount increases the supplementary capital.

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB-approach. SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (“PD, Probability of Default”) of its counterparties, while the remaining parameters are established by the Swedish Financial Supervisory Authority. For exposures in Venantius AB, SEK has been granted an exemption from the IRB-approach from the Swedish Financial Supervisory Authority.

Operational risks

The regulations provide opportunities for the companies to use different methods for calculation of capital requirement for operational risks. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of the operational revenues during the prior three years. The operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred, net results of financial transactions, and other operational revenues.

Note 13 Post-balance sheet events

SEK subscribed for its proportionate share of the new shares issued in Swedbank AB’s recent capital increase. SEK paid out Skr 497.6 million on October 6, 2009. SEK’s holding in Swedbank AB remains at 3.3 percent while the number of shares held by SEK is now equal to 38,280,000. As of October 26, 2009, SEK received an additional claim from Sparbanksstiftelsernas Förvaltnings AB relating to SEK’s entire stock of Swedbank shares (38,280,000 shares), including market valuation effects. The acquisition cost of the entire stock is approximately Skr 1 billion. The additional claim does not affect SEK’s previous conclusion that the claim is unfounded and therefore has been rejected.

In October 2009 it was announced that Glitnir Bank becomes the owner of 95 percent of Islandsbanki. This means that Glitnir Bank’s creditors may get some share of the anticipated increase in value. How this affects SEK’s claim on Glitnir Bank is unclear.

The Board of Directors and the President confirm that the Interim Report provides a fair overview of the Parent Company’s and the Group’s operations, their financial position and results, and describes material risk and uncertainties facing the Parent Company and other companies in the Group.

Stockholm, October 30, 2009

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Ulf Berg Chairman of the Board	Christina Liffner Vice Chairman of the Board	Karin Apelman Director of the Board

Helena Levander Director of the Board	Bo Netz Director of the Board	Jan Roxendal Director of the Board

Risto Silander Director of the Board	Eva Walder Director of the Board

Peter Yngwe President

Supplemental Information

Definitions of the financial highlights (Consolidated Group)

(1) Operating profit (IFRS), i.e. profit including fair value changes according to IFRS but excluding tax.

(2) Return on equity, i.e. operating profit, before and after taxes, adjusted for 13/365-pieces of new equity amounting to Skr 5,440 million received as a capital injection on December 18, 2008, expressed as a percentage of the opening balance of equity. The standard tax rate is 26.3 percent for 2009 and 28 percent for previous years. When calculating return on equity based on Core Earnings, excluded from the opening balance of equity are reserves related to assets which can be sold and reserves for Cash Flow Hedge Accounting.

(3) Adjusted operating profit (Core Earnings), i.e. profit excluding unrealized fair value changes according to IFRS and excluding tax. Fair value changes according to IFRS relate to fair value changes to financial assets except held-for-trading securities, financial liabilities, and to derivatives related to these assets (see Note 2).

(4) Total customer financial transactions include new credits accepted and syndicated customer transactions. Offers accepted refer to all credits accepted, regardless of maturities.

(5) Amounts of credits include all credits, i.e., credits granted against documentation in the form of interest-bearing securities, as well as credits granted against traditional documentation. SEK considers that these amounts reflect SEK’s actual real credit/lending volumes. Comments on lending volumes in this interim report therefore concern amounts based on this definition. See also Note 5 regarding credits outstanding.

(6) New borrowing with maturities exceeding one year.

(7) Translated on September 30, 2009, exchange rate of Skr 7.0075 per USD. New borrowings are translated at current exchange rates.

(8) Capital Adequacy Ratio, i.e. capital base expressed as a percentage of risk-weighted claims in accordance with Pillar I under Basel II excluding adjustment during the transitional period 2007-2009 regarding required minimum capital. Please see “Capital adequacy and counterparty risk exposures” in this interim report to receive a complete description of the calculation of required minimum capital during the transitional period. The adjusted capital adequacy ratio has been calculated with inclusion in the Tier-1 capital base of guarantee capital from SEK’s shareholder amounting to Skr 600 million (although such inclusion is not regulatory approved) expressed as a percentage of risk-weighted claims. The capital base for September 30, 2008, is not restated taking into account retroactive adjustments since these are not deemed to have a material impact. See Note 1.

(9) Capital Adequacy Ratio, i.e. capital base expressed as a percentage of risk-weighted claims in accordance with Pillar I under Basel II calculated in accordance with 5 § in the law (Law 2006:1372) on implementation of the law on capital adequacy and large exposures (Law 2006:1371). The capital base for September 30, 2008, is not restated taking into account retroactive adjustments since these are not deemed to have a material impact. See Note 1.